PATAGONIA GOLD DISCOVERS NEW VEIN SYSTEMS AT CALCATREU, RIO NEGRO, ARGENTINA
Rock chip sampling yields up to 20.46 g/t Au, channel sampling yields up to 15.5 g/t Au. Initial drilling is planned.

September 2, 2021 Vancouver, BC. Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) announces results from exploration activities at its Calcatreu property in the province of Rio Negro, Argentina.

Highlights

•	The Company’s exploration team has identified new epithermal veins, less than 0.5 km from Calcatreu’s current mineral resources, none of which have been drilled to-date (see location map below).

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Initial exploration this year included 49 new, discrete rock chip samples on the newly discovered veins, which includes Nelson West, Nelson Splay, Nelson Extension, Puesto East and Puesto West. Highlights include 20.46 g/t Au rock chip assay collected from a NE extension of the main Nelson structure and 4.3 g/t Au rock chip assay collected from the new Puesto East structure.

•	The favorable rock chip geochemical results were followed-up with 15 horizontal channels.

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68 samples were collected from the 15 channels; only two channels did not contain significant gold and silver (see table of Calcatreu Channels ). Highlights include 15.5 g/t Au and 199 g/t Ag, from Puesto East channel CH-001.

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Calcatreu’s current mineral resources stand at 9.8 million tonnes of indicated mineral resources grading 2.11 g/t Au and 19.8 g/t Ag and 8.1 million tonnes of inferred mineral resources grading 1.34 g/t Au and 13.1 g/t Ag.

•	The 64,000 hectare Calcatreu property is well-located near major highway 76 and the community of Ingeniero Jacobacci, Rio Negro, Argentina.

1.
All analyses were derived from industry-standard, inductively-coupled plasma (”ICP”) methods performed by Alex Stewart International, a certified, independent, commercial laboratory, at their analytical facility in Mendoza, Argentina.  ICP gold values over 10 g/t Au were reanalyzed with fire assay and gravimetric methods. Analyses were performed on individual, surface rock samples (the “rock chip” samples) and from continuous, sawn samples from the surface channels (the “channel” samples). Channel samples varied in length, based on geologic observations, as presented in the table herein.

In addition to the quality assurance and quality control (“QAQC”) procedures employed by Alex Stewart, Company personnel added six (6) QAQC samples,

1.	consisting of certified, commercial reference samples (4) and blanks (2) with the 68 channel samples, all of which returned values within acceptable limits.
2.
Mineral resources were prepared in accordance with National Instrument 43-101 (“NI 43-101”). For additional information, refer to the technical report entitled “NI 43-101 Technical Report, Mineral Resource Estimate, Calcatreu Gold-Silver Project, Rio Negro Province, Argentina,” dated effective December 31, 2018, which is available under the Company’s profile on www.sedar.com.

3.
While the potential quantity and grade of these exploration targets is conceptual in nature and there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource, they present viable exploration targets for the Company to pursue.

Mr. Christopher van Tienhoven, CEO of Patagonia, commented “We are pleased with the analytical results from this round of surface exploration, many of which are high-grade. These favorable, surface exploration results reinforce Patagonia’s view that, in addition to its current mineral resources, Calcatreu is prospective for the discovery of additional mineralized structures. We are now planning follow-up work on the new structures, which will consist of additional prospecting, channel sampling and drilling”.

Tabulated, analytical data were derived from sawn, continuous, horizontal channels collected on surface.  Lengths refer to horizontal sampling lengths.  Compiled data are length-weighted averages. All analytical data obtained from the channel sampling program are presented, although compilations were calculated only on samples with significant precious metal values.

Location Map of the 15 New Channels

Qualified Person’s Statement

Donald J. Birak, an independent geologist and Registered Member of SME and Fellow of AusIMM and a qualified person as defined by NI 43-101, supervised the preparation of the scientific and technical information that forms the basis for this news release and has reviewed and approved the scientific and technical disclosure herein.

About Patagonia Gold

Patagonia Gold Corp. is a South America focused, publicly traded mining company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap-Oeste underground project. Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 420 properties in several provinces of Argentina and Chile and is one of the largest landholders in the province of Santa Cruz, Argentina.

For more information, please contact:
Dean Stuart
T: 403 617 7609
E: dean@boardmarker.net

Christopher van Tienhoven, Chief Executive Officer
Patagonia Gold Corp
T: +54 11 5278 6950
E: cvantienhoven@patagoniagold.com
FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to, among other things, Patagonia’s view that, in addition to its current mineral resources, Calcatreu is prospective for the discovery of additional mineralized structures, plans for follow-up work on the new structures, which will consist of additional prospecting, channel sampling and drilling, advancement and development of gold and silver projects in the Patagonia region of Argentina and the anticipated growth in shareholder value. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.